Black Friday, but make it epic: Shopify merchants break records with $2.9 billion in sales

Internet, Everywhere - November 27, 2021 - Shopify Inc. (NYSE, TSX:SHOP), a provider of essential internet infrastructure for commerce, announced a record-setting Black Friday with sales of nearly $2.9* billion from the start of Black Friday in New Zealand through the end of Black Friday in California. This represents a 21% increase over Black Friday in 2020 when sales by Shopify merchants surged 75% over 2019 driven by COVID-19 lockdowns, and is more than double their sales on Black Friday 2019. Collectively, merchants on Shopify generated peak sales of nearly $3.1 million per minute at 12:02 PM EST on Black Friday, and merchants crossed $1 billion in sales by 4:00am EST, four hours earlier than Black Friday in 2020.

"Every year, Black Friday represents one of the largest single-day sales moments for entrepreneurs around the world, and this year it was bigger than ever," said Harley Finkelstein, President of Shopify. "From in-store retailers, to online, and even viral TikTok must-haves, these Black Friday sales show that independent businesses are having a massive impact on global commerce. Consumer support of independent brands is at an all-time high.”

2021 Black Friday Global Highlights**

•Peak sales per minute: Nearly $3.1 million on Black Friday at 12:02 PM EST.
•Top selling countries & cities where shoppers made purchases from: United States, United Kingdom, and Canada, with the top-selling cities on Black Friday including London, New York, and Los Angeles.
•Mobile sales: 72% of sales were made on mobile devices versus 28% on desktop, an increase from 67% of sales made on mobile and 33% on desktop in 2020.
•Top product categories: Apparel and accessories followed by health & beauty and home & garden.
•Average cart price: $101.20 USD, which is up from last year’s Black Friday average of $90.70 USD.
•15%: Cross-border orders worldwide on Black Friday as a percentage of total orders, with the most popular cross-border routes being United States-Canada,  Canada-United States, and United Kingdom-United States.
•23,000+: Tonnes of carbon removal funded to counteract emissions from the delivery of every order placed on Shopify’s platform on Black Friday. Learn more about how Shopify is eliminating the climate impact of merchant shipments here.

Visit datastories.shopify.com to view Shopify’s annual Black Friday / Cyber Monday Live Globe, which captures global commerce in real-time and demonstrates the impact of Shopify merchants globally.

About Shopify

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Proudly founded in Ottawa, Shopify powers over 1.7 million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples Canada, and many more. For more information, visit www.shopify.com.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to commerce trends. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

*Shopify’s 2021 Black Friday data is based on sales by its more than 1.7 million businesses in approximately 175 countries around the world from Nov 25th 11:00 to Nov 27th 08:00 UTC.
**Shopify’s 2021 Black Friday data is based on sales by its more than 1.7 million businesses in approximately 175 countries around the world from November 25th 11:00 UTC to November 27th 04:30 UTC
All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All financial figures are in USD.